

Mail Stop 3030

April 24, 2017

Via E-mail
Daron Evans
Chief Executive Officer
Nephros, Inc.
41 Grand Avenue
River Edge, New Jersey 07661

      Re: Nephros, Inc.
              Registration Statement on Form S-1
              Filed April 14, 2017
              File No. 333-217318

Dear Mr. Evans:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Heather Percival at (202) 551-3498 with any questions.

                    Sincerely,

                    /s/ Heather Percival for

                    Amanda Ravitz
                    Assistant Director
                    Office of Electronics and Machinery

cc: Christopher J. Melsha, Esq.
        Fredrikson & Byron P.A.